November 20, 2018

Via EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Horizons ETF Trust I File No. 811-22732

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Horizons ETF Trust I (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-CSR for the fiscal year end October 31, 2017 and related website disclosure, as provided verbally in a phone conversation on October 25, 2018 to Bibb Strench, Christopher Roleke and Thomas Calabria. The Staff’s comments and our responses are discussed below.

Comment 1:	Notes to Financial Statements. You asked the Registrant to update the status of the matter described in Note 10 of the Financial Statements for the October 31, 2017 FYE, which refers to an amount due to Horizons NASDAQ 100® Covered Call ETF and the Horizons DAX Germany ETF from a related party.
Response:	The related party has fully paid the amount due referenced in Note 10 to Horizons NASDAQ 100® Covered Call ETF and the Horizons DAX Germany ETF.
Comment 2:	Notes to Financial Statements. Please note that the Registrant’s most recent filing of its N-SAR (which has been replaced by Form N-CEN) should have included the letter from the former accountant of Horizons S&P 500® Covered Call ETF. See Item 304(a)(3) of Regulation S-K, which requires the Registrant to (a) request the former accountant to furnish the registrant with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to Item 304(a) and, if not, stating the respects in which it does not agree, and (b) file the former accountant’s letter as an exhibit to the report or registration statement containing this disclosure. Please also respond to the questions in Item 304(a)(3) of Regulation S-K.
Response:	We have contacted KPMG LLP (“Former Accountant”), Horizons S&P 500® Covered Call ETF’s former accountant, to request the letter discussed in your Comment 2. As
Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs 4828-8587-5577.2

Ms. Christina DiAngelo Fettig

November 20, 2018 Page 2

soon as we are in receipt of the letter, we will promptly make the filings noted in your Comment 2.

The Former Accountant was not retained solely because of the reorganization of Horizons S&P 500® Covered Call ETF into a shell series of the Registrant. Please note that during the relevant period including the interim period between appointment and dismissal, there were no disagreements involving Horizons S&P 500® Covered Call ETF with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Comment 3:	Sector Allocation Tables. Please state whether on a going forward basis the tables in the Funds’ financial statements disclosing each Fund’s sector allocation tables will reflect not only the direct investment in a security of an issuer representing a sector but Fund investments in derivatives, the reference asset of which are based on securities in such sector.
Response:	The sector allocation tables in future Registrant semi-annual and annual reports will reflect indirect exposure to sectors through derivative investments or transactions depending on the type of derivative and reference asset, as well as industry and regulatory guidance regarding whether including such derivative results in a fair depiction of a Fund’s exposure to the sector.
Comment 4:	Website Disclosure. Consistent with Item 11(g) of Form N-1A, please represent that: (1) the premium/discount information on the Funds’ website will show such information as of each Fund’s most recently completed calendar year and the most recently completed calendar quarter since that year (or life of the Fund, if shorter); and (2) each Fund’s Prospectus will provide an Internet address at the Funds’ website that investors can use to obtain the premium/discount information.
Response:	The requested information will be added to the website and each Prospectus will contain such disclosure.
Comment 5:	Acquired Fund Fees and Expenses. Please disclose whether AFFE is excluded from the all-in fee on page 37 in the Notes to Financial Statements. We previously issued this comment and the Registrant’s response was as follows:

In addition, the Advisor is not obligated to pay a Fund’s AFFE if in fact there are such indirect expenses. The next shareholders’ report and future shareholders’ reports will list these expenses.

Response:	The next shareholders’ report and future shareholders’ reports will include the requested information regarding whether AFFE is excluded from the all-in fee.

Ms. Christina DiAngelo Fettig

November 20, 2018 Page 3

Comment 6:	Principal Accountant Fees and Services: Item 4(e)(2) of Form N-CSR requires the disclosure of, among others, the percentage of fees of tax-related services fees approved by the Registrant’s Audit Committee and that “100%” was reported when, instead, it was likely 0% should have been reported. The Registrant did not address Items 4(g) and (h) of Form N-CSR.
Response:	In future annual reports, the Registrant represents that the correct percentages will be accurately reported in response to Item 4(e)(2). In addition, the Registrant will address Items 4(g) and (j) in future annual reports, even if the responses are “Not Applicable.”

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If you have any additional comments or questions, please contact the undersigned at (202) 973-2727 or Mr. Roleke at (617) 224-0728.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	Christopher Roleke
Treasurer and Principal Financial Officer
Horizons ETF Trust I
Thomas Calabria
Secretary
Horizons ETF Trust I